SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              The York Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    986632107
                                 (CUSIP Number)

                                 Curtis J. Zamec
                                   Wilbert, Inc.
                   P.O. Box 210, Forest Park, IL 60130-0210
                                   (708) 865-1600
      --------------------------   ---------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                February 7, 2001

                      (Date of Event which Requires Filing
                             of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No. 986632107
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  1    NAME OF REPORTING PERSON/
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (entities only)
       Wilbert, Inc.        36-1178800

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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (See Instructions)
  2                                                         (a) [   ]
                                                            (b) [ x ]

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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS (See Instructions)

       Not applicable.
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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)    [    ]

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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Illinois

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 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY                1,262,000
  OWNED BY EACH
 REPORTING PERSON      8  SHARED VOTING POWER
      WITH                        0

                       9  SOLE DISPOSITIVE POWER
                                1,262,000

                      10  SHARED DISPOSITIVE POWER
                                   0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,262,000
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
          (See Instructions)
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           14.1%
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  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                               CO
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

Item 1.  Security and Issuer

      This Amendment No. 6 to Schedule 13D amends the Schedule 13D dated January 10, 2001, as previously amended.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by addition of the following:

      In its February 7, 2001 letter sent by Curtis J. Zamec, Chairman and Chief Executive Officer of Wilbert, Inc. ("Wilbert"), to Thomas J. Crawford, Chairman and Chief Executive Officer of The York Group, Inc. ("York"), Wilbert proposed to lend York $15.0 million in the form of a seven-year debenture that would be convertible in whole or in part, at Wilbert's option, into common stock of York. Repayment of principal under the loan would not begin until the third year of the loan. Wilbert asserted that the amount of the loan and the favorable interest rate (estimated to be three percentage points below York's current rate) would allow York to refinance and reduce its remaining debt during the two year interest-only period.

      In its January 25, 2001 8-K, York described a "Forbearance Agreement" with its lenders under which York is required to pay a $150,000 fee, substantially increase its borrowing costs, liquidate $18.0 million of distribution assets or become subject to escalating interest rates, and bear the cost of a consultant to oversee the asset liquidations and operations. In return, York will receive forbearance regarding past defaults only until June 30, 2001. Because Wilbert does not believe that York's stockholders are well served by these onerous requirements, it has made this loan proposal to allow York to resolve its current financing problems, stabilize its operations and work force and, together with Wilbert, enhance its customer base and underlying profitability.

      Among other conditions to the proposed loan, Wilbert requested that Wilbert nominees constitute the majority of York's Board of Directors at the closing of the loan, as well as the majority of the directors proposed at its next annual meeting. Further, Wilbert has asked York's Board of Directors to take action exempting the transaction from York's Shareholder Rights Plan and provisions of section 203 of the Delaware General Corporation Law.

      Wilbert's February 7, 2001 letter followed a conversation between Mr. Zamec and Mr. Crawford that took place on February 6, 2001. Among other topics, they discussed the liquidation of York's distribution assets as required under York's Forbearance Agreement with its creditors. Mr. Zamec expressed Wilbert's willingness to extend debenture financing in order to avoid the forced liquidation of these assets on terms that are unfavorable to York and its stockholders, and proposed a meeting between representatives of both companies. While not soliciting the proposal, Mr. Crawford agreed to receive it, declining a meeting between representatives of each company.

      In a January 8, 2001 letter, Wilbert notified York of its intent to nominate certain individuals for election to York's Board of Directors at York's 2001 annual meeting of stockholders. On February 12, 2001, Wilbert received a copy of York's request that the staff of the Securities and Exchange Commission recommend no action should York exclude Wilbert's director nominees from York's proxy statement for its 2001 annual meeting of stockholders. If

Wilbert nominees are not appointed to the York Board of Directors in connection with the proposal described above, Wilbert intends to pursue available alternatives to have its nominees elected to York's Board of Directors, possibly including, but not limited to, an independent solicitation of proxies from York stockholders in order to elect the Wilbert slate of directors at the next York annual meeting of stockholders.

Item 7.  Materials to be Filed as Exhibits

Exhibit 99-1 February 7, 2001 letter from Curtis J. Zamec on behalf of Wilbert, Inc. to Thomas J. Crawford, Chairman of The York Group, Inc. proposing convertible debenture financing in the amount of $15.0 million.

Exhibit 99-2 January 8, 2001 letter from Curtis J. Zamec on behalf of Wilbert, Inc. and Marvin C. Barbee to Thomas J. Crawford, Chairman of The York Group, Inc. requesting that certain individuals be recognized as nominees for election to York's Board of Directors at its 2001 annual meeting of stockholders.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001

                                    Wilbert, Inc.


                                    By:  /s/ Curtis J. Zamec
                                       --------------------------------------
                                    Name:   Curtis J. Zamec
                                    Title:  President/Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No. Description

Exhibit 99-1 February 7, 2001 letter from Curtis J. Zamec on behalf of Wilbert, Inc. to Thomas J. Crawford, Chairman of The York Group, Inc. proposing convertible debenture financing in the amount of $15.0 million.

Exhibit 99-2 January 8, 2001 letter from Curtis J. Zamec on behalf of Wilbert, Inc. and Marvin C. Barbee to Thomas J. Crawford, Chairman of The York Group, Inc. requesting that certain individuals be recognized as nominees for election to York's Board of Directors at its 2001 annual meeting of stockholders.